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                      October 6, 2023

       Eugene Yates
       Chief Financial Officer
       Ironstone Properties, Inc.
       909 Montgomery Street
       San Francisco, CA 94133

                                                        Re: Ironstone
Properties, Inc.
                                                            Form 10-K for
fiscal year ended Decemebr 31, 2022
                                                            Filed May 17, 2023
                                                            File No. 000-12346

       Dear Eugene Yates:

               We issued comments to you on the above captioned filing on September 14, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 23, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction